JONES DAY

2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

April 17, 2015

BY EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Babcock & Wilcox Enterprises, Inc.

Amendment No. 1 to the Registration Statement on Form 10

File No. 001-36876

Ladies and Gentlemen:

Babcock & Wilcox Enterprises, Inc. (“New B&W”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 001-36876) (as amended, the “Registration Statement”). On behalf of New B&W, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated April 10, 2015. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by New B&W’s response. Except as otherwise provided, page references included in the body of New B&W’s responses are to Amendment No. 1.

General

1.

Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from the NYSE that the company’s listing application has been approved.

Response: New B&W acknowledges the Staff’s comment and notes that in accordance with Section 12(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) New B&W’s Registration Statement will become effective 30 days after the Commission receives certification from the New York Stock Exchange (the “NYSE”) that New B&W’s listing application has been approved or such shorter period of time as the Commission may determine. New B&W respectfully advises the Staff that it intends to coordinate with the NYSE and the Staff to have the Registration Statement declared effective less than 30 days after the Commission receives certification from the NYSE.

ALKHOBAR      •        AMSTERDAM      •       ATLANTA      •       BEIJING      •        BOSTON        •          BRUSSELS        •       CHICAGO       •       CLEVELAND        •       COLUMBUS        •       DALLAS

DUBAI         •          DÜSSELDORF      •      FRANKFURT        •       HONG KONG       •      HOUSTON      •       IRVINE       •       JEDDAH       •       LONDON       •        LOS ANGELES         •        MADRID

MEXICO CITY          •        MIAMI       •      MILAN       •        MOSCOW       •       MUNICH      •      NEW YORK      •       PARIS      •      PERTH      •      PITTSBURGH      •       RIYADH      •      SAN DIEGO

SAN FRANCISCO       •        SÃO PAULO      •        SHANGHAI           •        SILICON VALLEY        •        SINGAPORE         •        SYDNEY         •        TAIPEI         •        TOKYO        •        WASHINGTON

United States Securities and Exchange Commission April 17, 2015 Page 2 of 17	JONES DAY

2.

We note that you intend to file by amendment certain exhibits, including the company’s organizational documents and the material agreements related to the spin-off. We may have comments on these exhibits after they are filed. In addition, please tell us whether you intend to file these exhibits in final form prior to the effectiveness of the registration statement. In this regard, we note that with few exceptions, these exhibits have been listed in the “Form of.”

Response: New B&W acknowledges the Staff’s comment and undertakes to submit the remaining exhibits as promptly as possible. New B&W expects to enter into some of the agreements prior to the effectiveness of the Registration Statement and, therefore, will file executed versions as exhibits prior to effectiveness. New B&W also intends to enter into some of the agreements closer to the distribution date. These agreements will continue to be listed as “form of” at the time of effectiveness of the Registration Statement. The “form of” agreements that are filed as exhibits to the Registration Statement will be in substantially final form as of the effectiveness of the Registration Statement, and New B&W does not intend to make any changes to such “form of” agreements after effectiveness that would be material. Following execution of the “form of” agreements, which is expected to occur on or before the distribution date, New B&W will file the executed versions on a Current Report on Form 8-K.

3.

We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including Security Ownership of Certain Beneficial Owners and Management, information regarding composition of certain board committees and Description of Capital Stock. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10.

Response: New B&W acknowledges the Staff’s comment and undertakes to revise the Registration Statement to include this information as promptly as possible.

Exhibit 99.1 Information Statement

General

4.

We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blank spaces. Please complete the blank portions of the information statement with your next amendment, or as soon as practicable. We may have further comment.

Response: New B&W acknowledges the Staff’s comment and undertakes to revise the Registration Statement to include this information as promptly as possible.

United States Securities and Exchange Commission April 17, 2015 Page 3 of 17	JONES DAY

Questions and Answers About the Spin-Off, page 1

How will fractional shares be treated in the spin-off?, page 2

Treatment of Fractional Shares, page 35

5.

Please advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of the company or Babcock & Wilcox Company.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that the distribution agent, in its sole discretion, will determine when, how and through which broker-dealers and at what price to sell the aggregated fractional shares. New B&W also confirms that the distribution agent and the broker-dealers it will use are not affiliates of New B&W or of The Babcock & Wilcox Company.

What are the U.S. federal income tax consequences . . .?, page 2

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 38

6.

Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution, and whether the Board has any current intention to waive the tax opinion as a condition to the spin-off.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that the tax opinion is expected to be delivered after the effectiveness of the Registration Statement and on or before the distribution date of the spin-off. In the event that the board of directors of The Babcock & Wilcox Company waives the tax opinion as a condition to the spin-off, The Babcock & Wilcox Company intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report the event. New B&W is not aware of any current intention of the board of directors of The Babcock & Wilcox Company to waive the tax opinion as a condition to the spin-off.

United States Securities and Exchange Commission April 17, 2015 Page 4 of 17	JONES DAY

7.

Whether the disclosure in the registration statement serves as the tax opinion or whether you intend to file a “long-form” tax opinion as exhibit 8, the opinion must be stated clearly, unequivocally, and be consistent with the exhibit. To this end, please remove the disclosure in the first paragraph on page 39 that you will receive an “opinion from counsel substantially to the effect that” and the language in the sentence above the bullets on page 39 that “assuming the spin-off and such related transactions meet the condition described above.” The conclusions in these sections should be expressed clearly as the opinion of counsel.

Response: New B&W acknowledges the Staff’s comment and respectfully submits that it is neither customary nor appropriate to include or file a tax opinion from counsel under these circumstances. In addition, we note that Item 601(b)(8) of Regulation S-K does not apply to registration statements on Form 10.

We believe that the material U.S. federal income tax consequences of the distribution, which the tax opinion will address, are thoroughly and appropriately discussed in the Registration Statement.

8.	If this section serves as a tax opinion, please remove the disclosure that this section is for general information only.

Response: New B&W acknowledges the Staff’s comment and respectfully submits that the “Material U.S. Federal Income Tax Consequences of the Spin-Off” section of the Registration Statement does not serve as a tax opinion.

What are the conditions to the spin-off?, page 3

9.	Please revise to briefly state here, with more detail later in the document, any known potential circumstances under which the distribution would be abandoned.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that New B&W is not aware of any circumstances under which the spin-off would be abandoned. New B&W has revised pages 3, 10 and 39 to include this disclosure. Should circumstances change regarding the conditions to the spin-off, New B&W will update this disclosure.

Will New B&W incur any debt prior to or at the time of the spin-off?, page 3

10.

We note that the company intends to enter into a new revolving credit facility prior to or at the time of the spin-off. Please file such agreement as an exhibit to the registration statement on Form 10.

Response: New B&W acknowledges the Staff’s comment and undertakes to submit the credit agreement as an exhibit as promptly as possible. If New B&W enters into the credit agreement prior to the effectiveness of the Registration Statement, New B&W will file the credit agreement as an exhibit prior to effectiveness. If New B&W enters into the credit agreement after effectiveness, New B&W will file the credit agreement as an exhibit to a Current Report on Form 8-K.

United States Securities and Exchange Commission April 17, 2015 Page 5 of 17	JONES DAY

Risk Factors, page 13

We conduct a portion of our operations through joint venture entities, over which we may have limited ability to influence, page 20

11.	Please disclose the percentage of your business conducted in this fashion.

Response: New B&W acknowledges the Staff’s comment and has revised page 20 to disclose the equity income generated by New B&W’s joint ventures.

Our international operations are subject to political, economic and other uncertainties not generally encountered in our domestic operations, page 22

12.	Please disclose the percentage of your revenue derived from international operations.

Response: New B&W acknowledges the Staff’s comment and has revised page 22 to disclose the percentage of New B&W’s revenue derived from international operations.

We will be subject to continuing contingent liabilities of the Company following the spin-off, page 25

13.	Other than the tax matters described, please discuss the other significant areas in which you may become liable for the obligations of Babcock & Wilcox Company.

Response: New B&W acknowledges the Staff’s comment and has revised page 25 to discuss the other significant areas in which New B&W may become liable for the obligations of The Babcock & Wilcox Company.

The Spin-Off, page 32

General, page 32

14.	Please disclose how you calculated and determined the distribution amount.

Response: New B&W acknowledges the Staff’s comment and has revised page 32 to disclose how it will calculate and determine the distribution amount.

United States Securities and Exchange Commission April 17, 2015 Page 6 of 17	JONES DAY

Reasons for the Spin-Off, page 32

15.

Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Babcock & Wilcox Company’s board to approve the separation of the power generation business from Babcock & Wilcox Company’s remaining segments and recommend that the company be spun-off as a stand-alone public company.

Response: New B&W acknowledges the Staff’s comment and has revised pages 32 and 33 to discuss the background of the spin-off in greater detail.

16.

Expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company. We note for instance the potential for higher borrowing costs and loss of joint purchasing power. Please also expand upon some of the negative factors listed on page 33 by providing additional context.

Response: New B&W acknowledges the Staff’s comment and has revised pages 34 and 35 to include additional disclosure regarding the anticipated effect of the loss of synergies from operating as one company and the negative factors the board of directors of The Babcock & Wilcox Company considered.

Spin-Off Conditions and Terminations, page 38

17.	Please describe the progress to date towards the completion of regulatory review by the Nuclear Regulatory Commission.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that on March 17, 2015, New B&W and The Babcock & Wilcox Company received written confirmation from the Nuclear Regulatory Commission (“NRC”) that the proposed spin-off and related steps constitute neither a direct or indirect transfer of control of any NRC license. Consequently, other than administrative matters relating to name change amendments, which do not involve any consent process by the NRC, the NRC regulatory review has been completed.

Capitalization, page 41

18.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response: New B&W acknowledges the Staff’s comment and has revised page 42 to disclose that the pro forma adjustments to the parent/stockholder equity line item relate to the transfer of the Nuclear Energy segment that will occur prior to the distribution.

United States Securities and Exchange Commission April 17, 2015 Page 7 of 17	JONES DAY

Management’s Discussion and Analysis, page 45

19.

In light of your 17% decrease in revenues from 2013 to 2014, please discuss any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. An overview discussion of such known material trends and uncertainties could assist in evaluating the likelihood that past performance is indicative of future performance. For example, to the extent that any significant projects, including the completion of any significant projects, are reasonably expected to have a material impact on either your consolidated or segment results of operations, please address in your discussion. In this regard, we note that a portion of the 33.8% decrease in the revenues of your Global Power segment is attributable to projects related to previously enacted environmental rules and regulations nearing completion. Refer to Sections 501.01, 501.02 and 501.04 of the SEC’s Codification of Financial Reporting Policies, Item 303 of Regulation S-K, and SEC Release No. 33-8350 for guidance.

Response: New B&W acknowledges the Staff’s comment and has revised pages 47 and 48 to include a discussion of any material known trends.

20.

Please expand your discussion of gross profit to address the factors that resulted in significant changes to gross profit as a percentage of revenues. For example, we note that gross profit as a percentage of revenues decreased from 31.6% in 2013 to 10.3% in 2014 for the Nuclear Energy segment.

Response: New B&W acknowledges the Staff’s comment and has revised pages 54 to 56 to include additional disclosure regarding factors that resulted in changes to gross profit as a percentage of revenue.

21.

Given that the foreign rate differential line item in your income tax rate reconciliation on page F-24 has been a significant reconciling item, please provide a discussion of any foreign jurisdictions that materially impact your effective tax rate. Your discussion related to the jurisdiction should address differences between the statutory and effective tax rates, volatility in income/(loss) before income tax expense, management’s expectations for the region, and any other information to help readers better understand the impact of such jurisdiction on the consolidated effective tax rate.

Response: New B&W acknowledges the Staff’s comment and has revised page 57 to discuss foreign jurisdictions that materially impact New B&W’s effective tax rate.

United States Securities and Exchange Commission April 17, 2015 Page 8 of 17	JONES DAY

22.

In regards to your restructuring activities, please disclose the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

Response: New B&W acknowledges the Staff’s comment and has revised page 49 to discuss the anticipated future cost savings and whether actual results were in line with anticipated cost savings. We are not able to determine future cost savings at the segment level as many of the restructuring initiatives were directed at resources shared by the segments of New B&W and benefit each of the segments as well as the unallocated corporate costs. Additionally, the special charges for restructuring activities are excluded from reported segment results. Because the savings serve to reduce New B&W’s cost structure, many of the savings result in more competitive bids for new business and are not directly tied to segment results or trends.

Liquidity and Capital Resources, page 57

23.

Following the spin-off, your primary sources of cash will be cash on hand provided from operating activities and amounts anticipated to be available under your new revolving credit facility. Please address your consideration of the fact that you recorded net cash used rather than provided by operating activities during 2014 and 2013 in making this determination. Please also disclose whether you expect your current sources of cash to be sufficient to meet your liquidity needs for the next 12 months. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Response: New B&W acknowledges the Staff’s comment and has revised pages 59 and 60 to include additional disclosure regarding the primary sources of cash and New B&W’s liquidity needs.

24.

Given that changes in contracts in progress and advance billings on contracts appear to be materially impacting your operating cash flows in a given period and the amount of contracts in progress as well as accounts receivables has increased from December 31, 2013 to December 31, 2014 though there has been a decline in revenues, please expand your disclosures to address the following:

•	quantify the days sales outstanding for the periods presented and provide an analysis for significant fluctuations therein;

•

address whether you have experienced any changes in aging due to customer liquidity problems, changes in contractual payment/billing terms, or changes in the frequency/materiality of customer disagreements; and

United States Securities and Exchange Commission April 17, 2015 Page 9 of 17	JONES DAY

•	address any disagreements with customers that may impact your ability to bill unbilled amounts, or any other known contracts/factors that materially impact the recoverability of this asset.

Response: New B&W acknowledges the Staff’s comment and has revised page 59 to include additional disclosure regarding accounts receivable collections. Additionally, New B&W has revised pages 59 and 60 to expand the disclosure regarding New B&W’s source of cash and liquidity needs. The amount of contracts in progress and the related impact on operating cash flows is a result of the normal contract lifecycle cash flows. New B&W’s long-term contracts are generally structured to limit cash flow risk by billing in advance of incurring cash outflows. Particularly for larger contracts, this results in cash generation at the beginning of the contract and cash outflow at the end of the contract as the work is completed. New B&W’s working capital increased, using cash, in 2014 and 2013 as New B&W’s backlog projects related to previously enacted environmental rules and regulations neared completion at a pace that exceeded new bookings for the period. However, the increase in backlog at December 31, 2014 from recent international coal boiler and renewable bookings is expected to result in cash generation from working capital as these new projects begin and advance billings are received.

The increase in accounts receivable is related to project milestone billing and the acquisition of MEGTEC and is not the result of customer liquidity problems, disputes or other collection issues. Note that accounts receivable is significantly lower at March 31, 2015 due to collection of project milestone billings that were outstanding at December 31, 2014. New B&W does not believe that days sales outstanding is a meaningful metric for B&W’s business because revenue is primarily recognized on a percentage of completion method that will not align with the timing of billings in a normal contract lifecycle.

Backlog, page 67

25.

To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses. Please also disclose the amount of backlog not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that New B&W does not have a material amount of backlog for which it has recognized a provision for an associated loss. The second table on page 69 contains the expected backlog realization, which New B&W believes is sufficient disclosure of the amount of backlog that New B&W does not reasonably expect to be filled within the current fiscal years. New B&W does not believe its backlog contains seasonal or other material aspects that necessitate further disclosure.

United States Securities and Exchange Commission April 17, 2015 Page 10 of 17	JONES DAY

Governmental Regulations and Environmental Matters, page 70

26.	Please supplement your disclosure in this section to clarify whether your operations and properties are currently in compliance with all relevant permits, licenses and certifications.

Response: New B&W acknowledges the Staff’s comment and has revised page 72 to include additional disclosure regarding compliance with relevant permits, licenses and certifications.

Description of Capital Stock, page 123

27.

We note that the summary of the material terms of the company’s capital stock is qualified by reference to the “relevant provisions of Delaware law.” You may not qualify disclosure by reference to information outside the information statement. Refer to rule 12b-23 under the Exchange Act. Please revise.

Response: New B&W acknowledges the Staff’s comment and has revised page 125 to remove the reference to the “relevant provisions of Delaware law.”

Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page F-9

28.

Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated. Your disclosures indicate that costs were allocated based on revenue generated, payroll and fixed assets; however, it is not clear what specific allocation method was used for each significant cost. Refer to SAB Topic 1:B.1.

Response: New B&W acknowledges the Staff’s comment and has revised page F-9 to state that the allocations have been made to reflect all of the costs of doing business in the financial statements. Significant costs were allocated using a single percentage that was derived by a formula that considered revenue generated, payroll and fixed assets. The disclosure has been revised to clarify that the three bases (revenue generated, payroll and fixed assets) were all utilized when allocating each of the significant costs that could not be specifically identified.

United States Securities and Exchange Commission April 17, 2015 Page 11 of 17	JONES DAY

29.

Please address what consideration you gave to SAB Topic 1:B.4 in regards to interest expense. In this regard, it appears that long-term debt was used to fund the acquisition of MEGTEC; however, there is only $3.2 million of long-term debt reflected on your combined balance sheet.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that New B&W gave consideration to question 3 of ASC 805-50-S99-1 to first determine if the long-term debt that was used to fund the acquisition of MEGTEC should be reflected on the combined balance sheet of the Power Generation Operations of The Babcock & Wilcox Company. The associated debt used to acquire MEGTEC is a liability of The Babcock & Wilcox Company. After the completion of the spin-off, the associated debt used to acquire MEGTEC will remain a liability of The Babcock & Wilcox Company and New B&W will not assume or guarantee the debt. Based on question 3 of ASC 805-50-S99-1, New B&W did not reflect any of the long-term debt that was used to fund the acquisition of MEGTEC in the combined balance sheet of the Power Generation Operations of The Babcock & Wilcox Company. As it has been concluded that none of the debt for which The Babcock & Wilcox Company is liable should be reflected in the combined balance sheet of the Power Generation Operations of The Babcock & Wilcox Company, New B&W concluded that no related interest expense should be reflected on the Power Generation Operations of The Babcock & Wilcox Company’s combined statement of operations, consistent with the conclusions of SAB Topic 1:B.4.

30.

The expenses reflected in the combined statements of operations may not be indicative of the actual expenses that would have been incurred had B&W PGG been operating as an independent public company for the periods presented. Please disclose management’s estimates of what the expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

Response: New B&W acknowledges the Staff’s comment and respectfully advises the Staff that New B&W does not believe that it is practicable to estimate what the expenses of B&W PGG would have been on a stand-alone basis.

Contracts and Revenue Recognition, page F-11

31.	Please provide the disclosures required by ASC 605-35-50-6 through 50-8 related to your accounting for claims and unapproved change orders.

Response: New B&W acknowledges the Staff’s comment and has revised page F-11 to include the amount of claims recorded in the financial statements.

United States Securities and Exchange Commission April 17, 2015 Page 12 of 17	JONES DAY

32.

Please disclose your accounting policy related to pre-contract costs. Refer to ASC 910-340-50-1. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that New B&W incurs immaterial amounts of pre-contract costs and does not believe disclosure of its accounting policy for pre-contract costs is material to the users of our financial statements. For reference, the amount of deferred pre-contract costs incurred at December 31, 2014 totaled approximately $0.1 million.

33.

In addition to the contract loss recorded related to the Berlin Station project, please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that the amount of accrued contract losses is not significant, which is why New B&W has not separately presented the amount on the balance sheet under ASC 605-35-45-2. New B&W also notes that ASC 605-35 does not require disclosure of accrued contract losses, and New B&W does not believe the size of its accrued contract losses necessitates disclosure in the financial statements.

Note 5 – Income Taxes, page F-22

34.

Please fully explain to us the changes in events and circumstances during 2014 which caused the manufacturing deduction line item in your rate reconciliation to change from a (.3)% impact to a 7.6% impact on the tax provision.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that during 2014, The Babcock & Wilcox Company filed amended tax returns related to years 2010 through 2012 reporting additional domestic production gross receipts at two of New B&W’s largest businesses leading to larger manufacturing deductions. The tax impact of the change in estimate associated with the three year’s amended returns was recognized in 2014 and increased New B&W’s manufacturing deduction resulting in a $3.3 million tax benefit that impacted the 2014 effective rate reconciliation. The decrease in 2014 pre-tax income on an absolute basis also contributed 1.4% to the change in the manufacturing deduction line item in the 2014 rate reconciliation.

United States Securities and Exchange Commission April 17, 2015 Page 13 of 17	JONES DAY

Note 7 – Pension Plans and Postretirement Benefits, page F-26

35.

You present a table on page F-28 which shows the net actuarial loss (gain) amount broken down by the affected combined statements of operations line items. Please further clarify in your disclosure why the total of these amounts would not correspond to the recognized net actuarial loss (gain) amount presented in the table at the top of F-28 which shows the components of net periodic benefit cost. For example for 2014, the recognized net actuarial loss (gain) is $108,854 in the table showing the components of net periodic benefit cost and the total of the table showing the components by line item is $111,101.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that New B&W immediately recognizes actuarial gains and losses into earnings for both pension and postretirement benefit plans. The table on page F-28 which shows the net actuarial loss (gain) amount broken down by the affected combined statements of operations line items includes the recognized net actuarial loss (gain) for both pension and postretirement benefit plans. These amounts correspond to the amounts in the table at the top of F-28 when the amounts from both the Pension Benefits and Other Benefits section in the table at the top of F-28 are added together. For example for 2014, the summation of $108,854 from Pension Benefits for 2014 plus $2,247 from Other Benefits for 2014 totals $111,101, which corresponds to the table on page F-28 that shows the net actuarial loss (gain) amount broken down by the affected combined statements of operations line items.

Note 10 – Commitments and Contingencies

Investigations and Litigation

Berlin Station, page F-36

36.

In regards to the Berlin Station project, you have made provisions for Delay Liquidated Damages called to date against the letters of credit. It is not clear whether there is at least a reasonable possibility that a loss exceeding the amount already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Given that it appears that the disputes related to this project appear to be related to claims, please tell us how you have recorded revenue related to this project including the corresponding claim amounts pursuant to ASC 605-35-25-31.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that substantial completion has been achieved on the Berlin Station project and there is no reasonable possibility that a loss exceeding the amount already recognized may be incurred. Of the amount in dispute referenced on page F-36, New B&W has only recognized revenue for $8.2 million as a claim. In doing so, New B&W determined the probable amount of recovery in accordance with ASC 605-35-25-31. Specifically, B&W PGG obtained outside legal opinion supporting our position that the contract with the customer provides legal basis for the claim recognized. All other revenue recognized related to this project is not in dispute with the customer.

United States Securities and Exchange Commission April 17, 2015 Page 14 of 17	JONES DAY

Note 16 – Segment Information, page F-42

37.

Please help us better understand how you determined that gross profit is the appropriate segment profit amount to present. In this regard, we note that your parent company, the Babcock & Wilcox Company, presents operating profit for each segment as their measure of segment profit or loss. Refer to ASC 280-10-50-27 and 50-28. Please also provide the disclosures called for by ASC 280-10-50-29.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that the reportable segments for New B&W’s Form 10 financial statements were determined in accordance with ASC 280-10-50-10 and are based on product offerings. Gross profit is the measure of profit or loss that is available for review by the chief operating decision maker for these product-line based segments as selling, general and administrative expenses are not separately incurred or allocated to the product lines. The Babcock & Wilcox Company has reportable segments that are largely legal entity based and each segment either incurs separately or receives an allocation of selling, general and administrative expenses. New B&W has revised page F-42 to include ASC 280-10-50-29 disclosures.

Pro Forma Combined Financial Statements, page F-45

38.

As discussed beginning on page 74, you will enter into multiple agreements with the Babcock & Wilcox Company in connection with the spin-off. These agreements include a transition services agreement as well as an employee matters agreement which will address the treatment of stock options, restricted stock units, deferred stock units and performance shares for which there will be replacement incentive awards. Please disclose what consideration you gave to reflecting the impact of the transition services agreement as well as any other agreements entered into in regards to the separation from the Babcock & Wilcox Company in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that, after reviewing and considering the requirements of Rule 11-02(b)(6) of Regulation S-X, New B&W does not believe any additional pro forma adjustments are required. New B&W has determined that the difference is immaterial between its estimated costs related to the transition services agreements and other agreements that will be entered into in connection with the spin-off and the allocated costs to New B&W for those same services included in New B&W’s historical financial statements.

United States Securities and Exchange Commission April 17, 2015 Page 15 of 17	JONES DAY

39.

Rule 11-02(c)(1)(i) of Regulation S-X states that pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. In this regard, please help us understand how you determined that you should provide pro forma combined statements of operations for each of the three years ended December 31, 2014.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that, as noted on page F-45 and elsewhere in the Registration Statement, New B&W has prepared pro forma adjustments to reflect the transfer of assets and liabilities associated with the Nuclear Energy segment that are currently part of B&W PGG to The Babcock & Wilcox Company. After this transfer is complete, the Nuclear Energy segment will be reported as discontinued operations in New B&W’s future filings. New B&W determined that pro forma combined statements of operations for each of the three years ended December 31, 2014 should be provided because section 3230.2b of the SEC Financial Reporting Manual provides an exception to Rule 11-02(c) that requires pro forma presentation of all periods if the pro forma information gives effect to discontinued operations that are not yet reflected in the annual historical statements.

40.

Please present pro forma basic and diluted earnings per share information. In a note to the pro forma financial information, please clearly disclose how you are arriving at the number of weighted average shares to use in computing your pro forma earnings per share amounts. Please include a reconciliation between the pro forma weighted average shares used in computing basic and diluted EPS. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: New B&W acknowledges the Staff’s comment and has revised pages F-48 to F-50 to include pro forma line items that will be filled in as promptly as possible. Pro forma earnings per share information will not be determinable until the number of New B&W shares outstanding is available, which is dependent upon setting the distribution ratio and the number of outstanding shares of common stock of The Babcock & Wilcox Company as of the record date for the distribution.

United States Securities and Exchange Commission April 17, 2015 Page 16 of 17	JONES DAY

41.	Please provide us with a quantified reconciliation between the 35% statutory tax rate and the 2014 pro forma 75% effective tax rate that you are showing on page F-48.

Response: New B&W acknowledges the Staff’s comment and advises the Staff that the following is a reconciliation of the U.S. statutory federal tax rate (35%) to the 2014 pro forma effective tax rate:

December 31, 2014
U.S. federal statutory rate	35.0%
State and local income taxes	4.2
Foreign rate differential	19.8
Tax credits	8.8
Dividends and deemed dividends from affiliates	10.0
Valuation allowances	(7.1)
Uncertain tax positions	(5.4)
Non-deductible expenses	(2.8)
Manufacturing deduction	10.4
Other	1.7
Effective tax rate	74.6%

The recognition of $101 million in mark to market losses on our pension and post-retirement plans caused a pro forma pre-tax loss of $31.3 million for 2014. As such, the components of the rate reconciliation noted above have an unusually large impact on the effective tax rate due to it being applied to the extraordinarily low pro forma pre-tax loss.

* * * * * * *

United States Securities and Exchange Commission April 17, 2015 Page 17 of 17	JONES DAY

New B&W acknowledges that:

•	New B&W is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	New B&W may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or David Black at 704.625.4950. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jim Ferland, Babcock & Wilcox Enterprises, Inc.,

Chairman and Chief Executive Officer

David Black, The Babcock & Wilcox Company,

Vice President and Chief Accounting Officer